Filed by Bird Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: November 1, 2021

Switchback II Corporation Expected to Close Business Combination with Bird, a Category Creator and Leader in Electric Micromobility, on November 4, 2021

Extraordinary General Meeting of Switchback II Shareholders to be Held on November 2, 2021

(Los Angeles, CA & Dallas, TX) – November 1, 2021 – Switchback II Corporation (NYSE: SWBK; “Switchback II”) today announced that it expects all conditions to be met to complete its previously announced business combination with Bird Rides, Inc. (“Bird”). Following the expected close of the transaction on November 4, 2021, which is subject to final vote, the common stock and warrants of the combined company are expected to commence trading on the New York Stock Exchange under the ticker symbol, “BRDS” and “BRDS WS,” respectively. Upon closing, the combined company will add approximately $384 million in incremental liquidity through a combination of Switchback II cash in trust, the proceeds of the previously announced private placement, and availability under Bird’s credit facility with Apollo Investment Corporation and MidCap Financial Trust, in each case before payment of fees and expenses related to the business combination.

The shareholder vote at the Extraordinary General Meeting of Switchback II is scheduled to occur at 10:00 am Eastern Time, on November 2, 2021 and will take place at the offices of Vinson & Elkins L.L.P., located at 2001 Ross Avenue, Suite 3900, Dallas, Texas 75201, and virtually via live webcast by visiting https://www.cstproxy.com/switchbackii/2021.

About Bird

Bird is an electric vehicle company dedicated to bringing affordable, environmentally friendly transportation solutions such as e-scooters and e-bikes to communities across the world. Founded in 2017 by transportation pioneer Travis VanderZanden, Bird is rapidly expanding. Today, it provides fleets of shared micro electric vehicles to riders in over 350 cities globally and makes its products available for purchase at www.bird.co and via leading retailers and distribution partners. Bird partners closely with the cities in which it operates to provide a reliable and affordable transportation option for people who live and work there.

About Switchback II Corporation

Switchback II was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Switchback II focused its search for a target business in the broad energy transition or sustainability arena targeting industries that require innovative solutions to decarbonize in order to meet critical emission reduction objectives.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) filed a registration statement on Form S-4 (File No: 333-256187) (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a prospectus of Bird Global and a proxy statement of Switchback II. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed to Switchback II shareholders. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this press release includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this press release, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact

Andrew Tom

investor@bird.co

Media Contact

Terry Preston

BirdPR@icrinc.com